

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

Brandon Ribar
President and Chief Executive Officer
Sonida Senior Living, Inc.
14755 Preston Road, Suite 810
Dallas, Texas 75254

> **Re: Sonida Senior Living, Inc.**
> **Registration Statement on Form S-3**
> **Filed on May 1, 2023**
> **File No. 333-271545**

Dear Brandon Ribar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Paul Conneely, Esq.